Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011		2010	2009
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$5,838	$24,481	$26,233	$27,914		$28,632	$25,609
Amortization of debt premium, discount and expenses	250	1,159	1,493	1,679		2,683	3,355
Estimated interest factor of lease rental charges	323	1,241	956	1,202		1,246	831

Total Fixed Charges	$6,411	$26,881	$28,682	$30,795		$32,561	$29,795

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$10,853	$46,711	$42,099	$36,138		$26,026	$20,151
Fixed charges as above	6,411	26,881	28,682	30,795		32,561	29,795
Interest capitalized	(100)	(361)	(706)	(593)		(158)	(1,144)

Earnings Available for Fixed Charges	$17,164	$73,231	$70,075	$66,340		$58,429	$48,802

Ratio of Earnings to Fixed Charges	2.68	2.72	2.44	2.15	[1]	1.79	1.64

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.